Exhibit 99.2
Navios Maritime Partners L.P.
Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2010
•	2.4% increase in cash distribution to $0.43 per unit for Q4 2010

•	67.3% increase in quarterly Net Income to $18.4 million

•	89.5% increase in quarterly Operating Surplus to $27.1 million

•	80.9% increase in quarterly Adjusted EBITDA to $32.2 million
     PIRAEUS, GREECE, January 24, 2011 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, today reported its financial results for the fourth quarter and year ended December 31, 2010.
     Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “We are pleased to increase our cash distribution per unit for the fourth quarter. This is the third increase in the last four quarters, and the $0.43 per unit distribution represents an increase of approximately 5% over the fourth quarter of 2009.”
Ms. Frangou continued, “Overall, 2010 was a good year for Navios Partners. We grew the asset base substantially by adding 5 new vessels, all with long-term charters. At the same time, we reduced our leverage ratios. As we look forward, we believe that Navios Partners is well positioned for growth, and we will continue to pursue opportunities with the goal of growing our asset base, cash flow and distribution.”
RECENT DEVELOPMENTS
Increase in Cash Distributions
     The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2010 of $0.43 per unit. This represents an increase of 2.4% from the cash distribution of $0.42 per unit declared for the third quarter of 2010. The distribution is payable on February 14, 2011 to holders of record on February 9, 2011.
Vessel Acquisitions
     On November 15, 2010, Navios Partners purchased from Navios Maritime Holdings Inc. (“Navios Holdings”) two vessels with attached charter-out agreements: the Navios Melodia, a 179,132 dwt Capesize vessel built in 2010, for a price of $78.8 million, and the Navios Fulvia, a 179,263 dwt Capesize vessel built in 2010, for a price of $98.2 million. The Navios Melodia has been chartered-out at a net rate of $29,356 per day until September 2022, contributing an annualized EBITDA of approximately $8.4 million. Navios Fulvia has been chartered-out at a net rate of $50,588 per day until September 2015, contributing an annualized EBITDA of approximately $16.0 million.
     Following the acquisitions of the Navios Melodia and Navios Fulvia, Navios Partners’ operational fleet consists of 16 drybulk vessels comprised of one Ultra-Handymax, five Capesize and ten Panamax vessels. The fleet has a total capacity of approximately 1.7 million dwt and an average age of approximately 5.0 years.
Credit Facility

     On December 15, 2010, Navios Partners entered into an amendment to its existing credit facility (“Credit Facility”) and borrowed an additional $50.0 million under a new tranche to partially finance the acquisitions of the Navios Melodia and Navios Fulvia. The amendment provides for, among other things, a new interest rate margin ranging from 1.65% to 1.95% depending on the applicable loan to value ratio, improved amortization profile with a repayment schedule that begins in February 2011 and reduction of minimum liquidity by approximately $20.0 million.
Long-Term and Insured Cash Flow
     Navios Partners has entered into long-term time charter-out agreements for all 16 vessels with a remaining average term of 4.6 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 100.0% for 2011, 94.7% for 2012 and 75.1% for 2013, generating revenues of approximately $176.6 million, $170.1 million and $133.9 million, respectively. The average contractual daily charter-out rate for the fleet is $30,248, $30,669 and $32,560 for 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2011 is $13,513.
     Navios Partners’ charter-out contracts are insured by an AA+ rated European Union governmental agency.
FINANCIAL HIGHLIGHTS
     For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statement of operations for the three month period and the year ended December 31, 2010 and 2009. The quarterly 2010 and 2009 information was derived from the unaudited condensed consolidated financial statements for the respective periods. Adjusted EBITDA and Operating Surplus are non-US GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

	Three Month	Three Month
	Period ended	Period ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
(in $ ‘000 except per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$42,489	$25,615	$143,231	$92,643
Adjusted EBITDA (1)	$32,220	$17,792	$107,120	$64,483
Net income	$18,397	$10,982	$60,511	$34,322
Earnings per Common unit (basic and diluted)	0.38	0.39	1.51	1.47
Operating Surplus	$27,050	$14,274	$87,653	$49,186
Maintenance and Replacement Capital expenditure reserve	$4,000	$2,096	$14,670	$7,968

(1)	Adjusted EBITDA for the year ended December 31, 2009 represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire the Navios Bonavis.
Three month periods ended December 31, 2010 and 2009
     Time charter and voyage revenues for the three month period ended December 31, 2010 increased by $16.9 million or 66.0% to $42.5 million, as compared to $25.6 million for the same period in 2009. The increase was mainly attributable to the acquisitions of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010 and the Navios Melodia and Navios Fulvia on November 15, 2010. As a result of the vessel acquisitions, available days of the fleet increased to 1,381 days for the three month period ended December 31, 2010, as compared to 983 days for the same period in 2009.
     Adjusted EBITDA increased by $14.4 million or 80.9% to $32.2 million for the three month period ended December 31, 2010 as compared to $17.8 million for the same period of 2009. This $14.4 million increase in EBITDA was due to: (a) a $16.9 million increase in revenue as a result of the acquisitions of the Navios

Apollon in October 2009, the Navios Hyperion in January 2010, the Navios Aurora II in March 2010, the Navios Pollux in May 2010, and the Navios Melodia and Navios Fulvia in November 2010; and (b) a $0.6 million decrease in time charter and voyage expenses, mainly as a result of the exercise of the purchase option of the Navios Sagittarius which became part of the owned fleet on January 12, 2010. The above increase was partially offset by a $2.6 million increase in management fees and a $0.5 million increase in general and administrative expenses as a result of the increased number of vessels in Navios Partners’ fleet.
     The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended December 31, 2010 and 2009 was $4.0 million and $2.1 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3). Expansion capital expenditures for each of the three month periods ended December 31, 2010 and 2009 was $162.0 million and $34.5 million, respectively.
     Navios Partners generated an Operating Surplus for the three month period ended December 31, 2010 of $27.1 million, as compared to $14.3 million for the three month period ended December 31, 2009. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).
     Net income for the three months ended December 31, 2010 amounted to $18.4 million compared to $11.0 million for the three months ended December 31, 2009. The increase in net income by $7.4 million was due to: (a) a $14.4 million increase in Adjusted EBITDA; (b) a $0.3 million increase in interest income; and (c) a $0.2 million decrease in interest expense, and was partially offset by a $7.6 million increase in depreciation and amortization expense due to the acquisition of the Navios Sagittarius, the Navios Apollon, the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia and the Navios Fulvia and the favorable lease terms recognized in relation to these acquisitions.
Years ended December 31, 2010 and 2009
     Time charter and voyage revenues for the year ended December 31, 2010 increased by $50.6 million or 54.6% to $143.2 million as compared to $92.6 million for the same period in 2009. The increase was mainly attributable to the acquisition of the rights to the Navios Sagittarius in June 2009 and the acquisition of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010 and the Navios Melodia and Navios Fulvia on November 15, 2010. As a result of the vessels’ acquisitions, available days of the fleet increased to 4,879 days for the year ended December 31, 2010, as compared to 3,553 days for the same period in 2009.
     Adjusted EBITDA increased by $42.6 million or 66.0% to $107.1 million for the year ended December 31, 2010, as compared to $64.5 million for the same period of 2009. This $42.6 million increase in Adjusted EBITDA was due to: (a) a $50.6 million increase in revenue as a result of the acquisition of the rights to the Navios Sagittarius in June 2009 and the acquisition of the Navios Apollon in October 2009, the Navios Hyperion in January 2010, the Navios Aurora II in March 2010, the Navios Pollux in May 2010 and the Navios Melodia and the Navios Fulvia in November 2010; and (b) a $1.9 million decrease in time charter and voyage expenses as a result of the exercise of the purchase option of the Navios Sagittarius which became part of the owned fleet on January 12, 2010. The above increase was partially offset by: (a) a $8.7 million increase in management fees as a result of the increased number of vessels in Navios Partners’ fleet; and (b) a $1.1 million increase in general and administrative expenses.
     The reserve for estimated maintenance and replacement capital expenditures for the years ended December 31, 2010 and 2009 was $14.7 million and $8.0 million, respectively. Expansion capital expenditures for the year ended December 31, 2010 and 2009 was $447.8 million and $69.1 million, respectively.
     Navios Partners generated an Operating Surplus for the year ended December 31, 2010 of $87.6 million in comparison with $49.2 million for the year ended December 31, 2009. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships.
     Net income for the year ended December 31, 2010 amounted to $60.5 million compared to $34.3 million for the year ended December 31, 2009. The increase in net income by $26.2 million was due to: (a) a $42.6 million increase in Adjusted EBITDA; (b) a $6.1 million non-cash compensation expense incurred during the year ended December 31, 2009; (c) a $1.7 million decrease in interest expense; (d) a $0.8 million increase in interest income; and (e) a $0.3 million decrease in direct vessel expenses. The overall increase of $51.5 million was partially offset by a $25.3 million increase in depreciation and amortization expense due to the acquisition of the Navios Sagittarius, the Navios Apollon, the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia and the Navios Fulvia and the favorable lease terms that were recognized in relation to these acquisitions.
Fleet Employment Profile
     The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three month period and the year ended December 31, 2010 and 2009.

	Three Month	Three Month
	Period ended	Period ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Available Days (1)	1,381	983	4,879	3,553
Operating Days (2)	1,378	983	4,865	3,552
Fleet Utilization (3)	99.8%	100.0%	99.7%	100.0%
Time Charter Equivalent (per day)	$30,767	$26,046	$29,358	$26,071
Vessels operating at period end	16	11	16	11

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.

Conference Call details:
     Navios Partners’ management will host a conference call today, Monday, January 24, 2011 to discuss the results for the fourth quarter and year ended December 31, 2010.
Conference Call details:
Call Date/Time: Monday, January 24, 2011 at 08:30 am EST
Call Title: Navios Partners Q4 and FY 2010 Financial Results Conference
Call
US Dial In: +1.866.394.0817
International Dial In: +1.706.679.9759
Conference ID: 3612 4920
     The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1.706.645.9291
Conference ID” 36124920
Slides and audio webcast:
     There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
     A supplemental slide presentation will be available on the Navios Partners website under the “Investors” section at 7:45 am EST on the day of the call.
About Navios Maritime Partners L.P.
     Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com
Forward Looking Statements
     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-

looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public and Investor Relations Contact:
Navios Maritime Partners L.P.
Investors@navios-mlp.com
+1 (212) 906 8645

EXHIBIT 1
NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

	December 31,	December 31,
	2010	2009
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$51,278	$77,878
Restricted cash	824	13,322
Accounts receivable, net	936	602
Prepaid expenses and other current assets	2,574	777

Total current assets	55,612	92,579

Vessels, net	612,358	299,695
Deferred financing costs, net	2,582	1,431
Other long term assets	242	179
Intangible assets	170,091	40,372
Deposits for vessel acquisitions	—	2,500

Total non-current assets	785,273	344,177

Total assets	$840,885	$436,756

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$1,076	$518
Accrued expenses	1,941	1,844
Deferred voyage revenue	10,575	9,025
Current portion of long-term debt	29,200	—
Amounts due to related parties	2,633	1,964

Total current liabilities	45,425	13,351

Long-term debt	292,300	195,000
Unfavorable lease terms	665	2,662
Deferred voyage revenue	10,992	17,753

Total non-current liabilities	303,957	215,415

Total liabilities	349,382	228,766

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (41,779,404 and 24,291,815 units issued and outstanding at December 31, 2010 and December 31, 2009, respectively)	651,965	369,747

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2010 and December 31, 2009)	(168,229)	(164,004)

General Partner (1,028,599 and 671,708 units issued and outstanding at December 31, 2010 and December 31, 2009, respectively)	1,685	(3,835)

Subordinated Series A Unitholders (1,000,000 units issued and outstanding at December 31, 2010 and December 31, 2009)	6,082	6,082

Total partners’ capital	491,503	207,990

Total liabilities and partners’ capital	$840,885	$436,756

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month	Three Month
	Period ended	Period ended	Year ended
	December 31,	December 31,	December 31,	Year ended
	2010	2009	2010	December 31,
	(unaudited)	(unaudited)	(unaudited)	2009
Time charter and voyage revenues	$42,489	$25,615	$143,231	$92,643
Time charter and voyage expenses	(3,219)	(3,837)	(12,027)	(13,925)
Direct vessel expenses	(17)	(50)	(92)	(415)
Management fees	(5,682)	(3,087)	(19,746)	(11,004)
General and administrative expenses	(1,330)	(867)	(4,303)	(3,208)
Depreciation and amortization	(12,499)	(4,904)	(41,174)	(15,877)
Interest expense and finance cost, net	(1,794)	(2,003)	(6,360)	(8,048)
Interest income	487	147	1,017	261
Compensation expense	—	—	—	(6,082)
Other income	—	2	85	94
Other expense	(38)	(34)	(120)	(117)

Net income	$18,397	$10,982	$60,511	$34,322

Earnings per unit:

	Three Month	Three Month
	Period ended	Period ended	Year ended
	December 31,	December 31,	December 31,	Year ended
	2010	2009	2010	December 31,
	(unaudited)	(unaudited)	(unaudited)	2009
Net income	$18,397	$10,982	$60,511	$34,322
Earnings attributable to:
Common unit holders	15,242	8,502	50,823	25,277
Subordinated unit holders	2,781	2,260	8,465	8,321
General partner unit holders	374	220	1,223	724
Subordinated Series A unit holders	—	—	—	—

Weighted average units outstanding (basic and diluted)
Common unit holders	40,500,038	21,889,145	33,714,905	17,174,185
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	1,002,490	622,674	864,017	516,441
Subordinated Series A unit holders	1,000,000	1,000,000	1,000,000	1,000,000
Earnings per unit- overall (basic and diluted):
Common unit holders	$0.38	$0.39	$1.51	$1.47
Subordinated unit holders	$0.37	$0.30	$1.11	$1.09
General partner unit holders	$0.37	$0.35	$1.42	$1.40

Subordinated Series A unit holders	$—	$—	$—	$—

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended	Year Ended
	December	December 31,	December 31,
	31, 2010	2009	2008
	(unaudited)
OPERATING ACTIVITIES
Net income	$60,511	$34,322	$28,758

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	41,174	15,877	11,865
Amortization and write-off of deferred financing cost	415	683	221
Amortization of deferred dry dock costs	92	415	578
Provision for bad debts	—	49	—
Compensation expense	—	6,082	—

Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash	(2)	(822)	797
(Increase)/decrease in accounts receivable	(334)	(338)	68
Increase in prepaid expenses and other current assets	(1,797)	(406)	(332)
Increase in other long term assets	(154)	—	—
Increase/ (decrease) in accounts payable	558	(76)	24
Increase in accrued expenses	97	182	231
(Decrease)/ increase in deferred voyage revenue	(5,211)	24,172	2,453
Increase/(decrease) in amounts due to related parties	669	425	(2,919)

Net cash provided by operating activities	96,018	80,565	41,744

INVESTING ACTIVITIES:
Acquisition of vessels	(291,591)	(23,683)	(69,505)
Acquisition of intangibles	(156,166)	(42,917)	—
Deposit for vessel acquisitions	—	(2,500)	—

Net cash used in investing activities	(447,757)	(69,100)	(69,505)

FINANCING ACTIVITIES:
Cash distribution paid	(72,316)	(39,016)	(24,552)
Proceeds from issuance of general partner units	6,150	2,948	918
Proceeds from issuance of common units, net of offering costs	253,871	126,807	—
Proceeds from long term debt	139,000	—	70,000
Decrease/ (Increase) in restricted cash	12,500	(12,500)	—
Repayment of long-term debt and payment of principal	(12,500)	(40,000)	—
Debt issuance costs	(1,566)	(200)	(326)

Net cash provided by financing activities	325,139	38,039	46,040

(Decrease)/ increase in cash and cash equivalents	(26,600)	49,504	18,279

Cash and cash equivalents, beginning of period	77,878	28,374	10,095

Cash and cash equivalents, end of period	$51,278	$77,878	$28,374

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$5,806	$7,590	$9,022
Non-cash investing and financing activities:
Issuance of common units to Navios Holdings related to the acquisition of the Navios Aurora II in March 2010	$20,326	—	—
Issuance of common units to Navios Holdings related to the acquisition of the Navios Fulvia and the Navios Melodia in November 2010	$14,971	—	—
Issuance of units in connection with the non-cash compensation expense related to the relief of the obligation on Navios Bonavis	$—	6,082	—
Issuance of common units to Navios Holdings related to the acquisition of Navios Hope in July 2008	$—	$—	$44,937
Unamortized portion of favorable lease terms and purchase option capitalized to fixed assets related to the acquisition of Navios Fantastiks	$—	$—	$53,022

EXHIBIT 2

					Original
				Original Charter	Charter Out
				Expiration Date/ New	Rate/ New
			Capacity	Charter Expiration	Charter Out
Owned Vessels	Type	Built	(DWT)	Date (1)	Rate per day (2)
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	November 2012	$18,525
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	February 2011	$23,750
				January 2014	$16,984 (3)
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				February 2014	$36,290
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Apollon	Ultra-Handymax	2000	52,073	November 2012	$23,700
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia	Capesize	2010	179,132	September 2022	$29,356

Long-term Chartered-in Vessels

Navios Prosperity (4)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (5)	Panamax	2008	76,500	March 2013	$28,391

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)	Profit sharing 50% above $16,984/ day based on Baltic Panamax TC Average.

(4)	The Navios Prosperity is chartered-in for seven years starting from June 19, 2008 and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining each year by 145 million Yen.

(5)	The Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining each year by 150 million Yen.

     EXHIBIT 3
Disclosure of Non-GAAP Financial Measures
1. EBITDA
     Adjusted EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, plus the non-cash consideration for the release of the obligation to acquire the Navios Bonavis. Adjusted EBITDA is included because it is used by certain investors to measure a company’s financial performance. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
     Adjusted EBITDA is presented to provide additional information with respect to Navios Partners’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of cash distribution. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
2. Operating Surplus
     Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. We have redefined Operating Surplus to exclude expansion capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.
     Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
3. Available Cash
     Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the board of directors to:
–	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

     Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
          4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period ended	Three Month Period ended
	December 31, 2010	December 31, 2009
	($ ‘000)	($ ‘000)
	(unaudited)	(unaudited)
Net Cash from Operating Activities	$30,708	$10,966
Net increase in operating assets	110	933
Net decrease in operating liabilities	208	4,579
Provision for bad debts	—	(49)
Net interest cost	1,307	1,856
Deferred finance charges	(113)	(493)

Adjusted EBITDA	32,220	17,792
Cash interest income	495	147
Cash interest paid	(1,665)	(1,570)
Maintenance and replacement capital expenditures	(4,000)	(2,096)

Operating Surplus	27,050	14,273 (1)
Cash reserves /distribution from cash reserves	(5,149)	814

Available cash for distribution	$21,901	$15,087

(1)	Excludes capital transactions.